Aduro Clean Technologies, Inc. (ACT.CN)

EF Hutton

Company Overview

- Aduro Clean Technologies Inc. is a chemical technology company. Its technology platform converts end-of-life plastics and rubber tires into specialty chemicals and fuels; upgrades heavy crude oils; and transforms renewable oils into renewable fuels and specialty chemicals.
- Aduro develops chemical technology platforms that transform low-value materials into higher-value resources with the aim of unlocking significant environmental and economic benefit. The company's mission is to make more plastics recyclable, heavy oils more environmentally sustainable, and renewable fuels more cost-effective.
- The company caters to a global customer base and is positioned as a trusted partner in the quest for cleaner, more sustainable energy solutions.
- The company's current market cap is: ~**$123.6mm** (2)

Technology

- Aduro prides itself on its innovative technology. The one that powers its capability to upgrade bitumen and upcycle plastics is Hydrochemolytic™ Technology (HCT). It is a unique, patented way to chemically persuade big, stubborn molecules in bitumen and plastics to undergo transformation into smaller ones, which are more cooperative as feedstocks for fuels and chemicals.
- HCT works with water to make big, stubborn molecules smaller and more useful. Some technologies do this by force, applying heat as a hammer that breaks the molecules apart, a technique known as cracking. Traditional chemical recycling thermal approaches like pyrolysis use those as shown in the graphic below as a comparison to HCT.
- HCT is the new, greener way to unlock the value of plastic waste and heavy oils. But it's more than that. It inspires us, and others, to see beyond what is in front of us.



Feedstock
Pre-treatment
Chemical Recycling
Product
Post-treatment
Chemolysis
* Mixed Plastic Waste
* PP & PE with limited contaminants
* Simple sorting to remove some PET, EVOH, etc.
* Hydrochemolytic Technology
* HCT oil
* Substantially saturated
* N, O, other compounds are removed in the HCT process
* Secondary polishing
Product suitable as feedstock for circular plastic production
Pyrolysis
* Mixed Plastic Waste
* PP & PE with limited contaminants
* Complex sorting to remove most PET, EVOH, etc.
* Moisture Removal Required
* High Temperature Pyrolysis
* Pyrolysis oil
* Hydrotreatment to remove N, O,
* Secondary hydrotreatment / polishing

Business Highlights

The Hydrochemolytic™ Technology is different

Simple, inexpensive metal compounds combined with the feedstock work like scissors applied selectively to cut bonds between carbon atoms. And at the lower temperatures used, heat is like a hand that holds and operates the scissors. This beneficially reduces energy costs and carbon emissions while improving product yields. And the controlled deconstruction of large molecules – polymers in plastics and asphaltenes in bitumen – permits better control of product quality.

Our vision is to enable harmonization of economic progress with environmental stewardship through the transformative power of chemistry so that both humanity and nature can prosper.

Leveraging this novel technology platform will enable transformation across various applications:

1. *Upcycling plastics* HCT transforms plastic waste into 21st century resources for the circular economy by recovering, regenerating, and reusing instead of discarding.

2. *Upgrading bitumen* HCT upgrades heavy crude, reducing its density and its viscosity to increase its value while minimizing environmental effects.

3. *Upgrading renewables* HCT can even remove oxygen found in renewable oils to make them more valuable and useful.

Key Financials(1)

(in $mm)	**2024**	**2023**
Revenue	$0.25	$0.08
Cash	2.1	2.9

Management Team

- **Ofer Vicus, CEO** - With over 20 years of experience in developing and marketing innovative technologies, he is driving the company with passion and energy, leading and guiding Aduro through its journey from the start. He has extensive business knowledge in alternative approaches to petrochemical processes with a focus of limiting environmental impact of the traditional chemical and petrochemical industries.
- **Eric Appelman, CRO** - Eric is a seasoned chemical engineer who boasts an impressive 35-year career across diverse relevant sectors and multinational corporations. Beginning at Unilever, working on the optimization of edible oil processing before moving to the chemicals division to purse customer facing roles. He then became Technical Director for Marine and Protective Coatings at Sigma Coatings before serving as Executive Vice President at Perstorp, where was accountable for corporate strategy and market development.
- **Mena Beshay, CFO** - Mena is a senior executive with over 20 years of progressive experience in financial leadership roles. As an active change manager with a proven track record of leading publicly traded companies, Mena is accustomed to the rigors of fast-paced corporate environments that require leaders who provide sound advice and strategic vision.

Key Potential Partners*

TotalEnergies; CIAC | ACIC; Canadian Heavy Oil Association; CPP Canada Plastics Pact; Shell GameChanger; pac global

*Aduro has no definitive partnerships with any key potential partners as of October 10, 2024.

Source: Company Investor Presentations and Website
(1) CapIQ Financials
(2) Assuming a USD to CAD Conversion Rate of ~1.37 , using Common shares O/S (~27.2mm) and Share Price as of close 9/30/24 of ~6.22 CAD